Exhibit d (xxxviii)

Amendment No. 3 to Investment Subadvisory Agreement between AMCO and Wellington Management.

AMENDMENT NO. 3

TO

INVESTMENT SUBADVISORY AGREEMENT

AMENDMENT NO. 3 made as of the 26th day of August, 2015, (the Effective Date) to the Investment Subadvisory Agreement made as of the 1st day of August 2006, as amended, between WELLINGTON MANAGEMENT COMPANY LLP, a limited liability partnership organized under the laws of the state of Delaware having its principal place of business in Boston, Massachusetts (Wellington Management) and USAA INVESTMENT MANAGEMENT COMPANY, as transferred to USAA ASSET MANAGEMENT COMPANY (AMCO) pursuant to the Transfer and Assumption Agreement dated December 31, 2011, each a corporation organized under the laws of the state of Delaware and having its principal place of business in San Antonio, Texas, with respect to services provided to the International Fund, a series of USAA Mutual Funds Trust.

AMCO and Wellington Management agree to modify and amend the Investment Subadvisory Agreement described above (Agreement) as follows:

1. NEW FUND. AMCO hereby appoints Wellington Management as an investment subadviser of the USAA International Fund on the terms and conditions set forth in the Agreement.

2. SCHEDULE A. Schedule A to the Agreement, setting forth the Funds of the Trust for which Wellington Management is appointed as an investment subadviser, is hereby replaced in its entirety by Schedule A attached hereto.

3. SCHEDULE B. Schedule B to the Agreement, setting forth the fees payable to Wellington Management with respect to each Fund, is hereby replaced in its entirety by Schedule B attached hereto.

4. RATIFICATION. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, AMCO and Wellington Management have caused this Amendment No. 3 to be executed as of the date first set forth above.

Attest:		USAA ASSET MANAGEMENT COMPANY

By:		By:
Name:	James G. Whetzel	Name:	Brooks Englehardt
Title:	Secretary	Title:	President

Attest:		WELLINGTON MANAGEMENT COMPANY LLP

By:		By:
Name:	Jennifer Moore	Name:	Lucinda Marrs
Title:	Regulatory Analyst	Title:	Senior Managing Director

SCHEDULE A

Fund	Effective Date
Small Cap Stock Fund	December 1 , 2003
Science & Technology Fund	June 28, 2002
Aggressive Growth Fund	July 21, 2010
International Fund	August 28, 2015

Revised: August 26, 2015

SCHEDULE B

FEES

Fund	Account Rate per annum of the average daily net assets of the Fund Account
Small Cap Stock Fund	0.70%—First $300 million; 0.65%—Amounts above $300 million
Science & Technology Fund	0.45%—First $100 million; 0.35%—Amounts above $100 million
Aggressive Growth Fund	0.325%—First $300 million; 0.30%—Next $700 million; 0.28%—Amounts over $1 billion
International Fund	0.45%—First $700 million; 0.425%—Amounts above $700 million*

*	Wellington Management agrees that it will not seek to increase this fee rate during the three-year period ending August 27, 2018 (the Three-Year Lock). This Three-Year Lock does not limit the rights of a Fund’s shareholders, a Fund’s Board, or AMCO as set forth in Section 6 of the Agreement (“Duration and Termination of this Agreement”).

Revised: August 26, 2015

3